Writer’s direct phone (312) 460-5613 Writer’s e-mail mfeldman@seyfarth.com Writer’s direct fax (312) 460-7613	131 South Dearborn Street Suite 2400 Chicago, IL 60603 (312) 460-5000 fax (312) 460-7000 www.seyfarth.com

September 16, 2009

VIA EDGAR

John Reynolds, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street NE
Washington, DC  20549

Re:	2020 ChinaCap Acquirco, Inc.
Amendment to Registration Statement on Form S-4
File No. 333-159252
Filed August 25, 2009

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to 2020 ChinaCap Acquirco, Inc. (the “Company” or “2020 ChinaCap”) dated September 11, 2009 with respect to the above-referenced filing.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

John Reynolds, Esq.
September 16, 2009

Form S-4, filed August 25, 2009 Summary

Staff Comment 1:  We note that the company continues to use the defined term “New Windrace Investors” throughout its disclosure despite the fact that an investment agreement has been entered into.  Please revise the disclosure throughout to use the actual names of these investors and otherwise revise any disclosures that were conditional upon this investment to reflect the transaction as it now stands.

1.
We have revised the references to New Windrace Investors throughout Amendment No. 3 to the Registration Statement (“Amendment No. 3”) to refer to the actual names of the investors and have otherwise revised disclosure to reflect the investment agreement as appropriate.

Staff Comment 2:  Also, please revise your Summary to briefly summarize the material terms of the July 27th investment agreement and provide greater context to your pages two and three discussion related to the new investors, and your future plans.  Include a reference to the more detailed discussion later in your document.

2.	We have revised the discussion on page 3 of Amendment No. 3 to provide the information requested.

Staff Comment 3:  Please revise your page three disclosure to indicate the investment agreement is with a related party and indicate the nature of the relationship.

3.	We have revised the discussion on page 3 of Amendment No. 3 to provide the information requested.

Staff Comment 4:  We note your response to prior comment four from our letter dated August 12, 2009.  We do not understand how the $39.5 million note issued by Windrace is not being assumed, nor do we understand why it is excluded from the purchase price discussion.  In this regard we note your page four disclosure indicates that funds from the trust will or may be used to repay this note.  Please advise.

4.	We have added further disclosure with respect to the note on pages 2 and 3 of Amendment No. 3 to provide the information requested.

John Reynolds, Esq.
September 16, 2009

Staff Comment 5:  We note your statement on page four that, upon consummation of the transaction, 2020’s directors will resign and “be replaced by a combination of new directors representing Windrace and individuals who are independent of 2020 or the New Windrace Investors.”  Please revise to clarify the meaning of this statement, including an indication of any contractual rights any party currently has to appoint directors.  If known, disclose who your directors will be post transaction — see page 14.

5.
We have revised the discussion on page 4 of Amendment No. 3 to provide the clarification and additional information requested.  Other than the provision of the Purchase Agreement calling for the nomination of Mr. Lin as on one of the directors of Exceed post-acquisition, no party currently has a contractual right to appoint directors of Exceed.  The parties anticipate that there will be two directors of Exceed, Mr. Lin and Mr. Jin as currently disclosed in the Registration Statement, upon the closing of the transaction with a third added afterwards.  At this point, the directors other than Mr. Lin and Mr. Jin have not yet been determined.

Windrace Selected Historical Financial Data, page 23

Staff Comment 6:  We note your response to our prior comment 12 and the related revision to your filing.  It appears that earnings per share for the six months ended June 30, 2009 recalculates as RMB 1.21 based on profit attributable to equity holders of RMB 111,925 divided by 92,000 outstanding ordinary shares.  Please provide us with a reconciliation to your presentation of earnings per share for the six months ended June 30, 2009 of RMB 1.26 or revise your disclosure here and per F-36.

6.	We have revised the disclosure on pages 24 and F-36 of Amendment no. 3 to reflect earnings per share of RMB1.22 (as rounded).

Risk Factors, Rage 29

Staff Comment 7:  Please revise the paragraph beginning “One of 2020’s directors is affiliated ...” on page 48 to improve its clarity.

7.	We have revised the discussion on page 49 of Amendment No. 3 to further clarify this paragraph.

The Board Meeting, page 70

Staff Comment 8:  We note your response to prior comment 24.  Please confirm that your reference to “fair and reasonable” has the same meaning as the more commonly used “fair and in the best interest of.”

8.	We have revised the discussion on page 76 of Amendment No. 3 to indicate that the Board determined the valuation “fair and in the best interests” of the stockholders, which

John Reynolds, Esq.
September 16, 2009

was the intended meaning of the earlier language.  The description of the Board’s meeting on August 20, 2009 on pages 77 and 78 of Amendment No. 3 retains the language from the prior amendment indicating that the Board in its subsequent re-examination of the Acquisition determined the valuation “fair and in the best interests” of 2020’s stockholders.

Staff Comment 9:  We do not understand how the company has responded to our prior comment 25.  Accordingly, we reissue.  Please revise your pro forma equity value discussion to clarify the underlying purpose of this analysis and address the fact that it assumes away any potential price declines associated with potentially dilutive share issuances such as the shares being issued in your transaction or upon the exercise of the warrants.  Explain that, under the methodology being used here, the “pro forma” value increases based on the number of shares being issued in the transaction even if the number of shares is unrelated to the underlying enterprise values.

9.	We have revised the discussion on pages 71-73 of Amendment No. 3 to provide the additional explanation requested relating to the pro forma calculations..

Staff Comment 10:  We do not understand how the company has responded to prior comment 26.  Accordingly, we reissue.  Our prior comment requested you to:

a.	Explain the relevance of your pro-forma calculations and how they were used to assess the fairness of the transaction and whether such analyses are standard industry practice;

b.
Clarify that the pro forma equity value assumes a constant share price of $7.95 which may or may not be a valid assumption — particularly for 2011 — given the dilutive issuances of securities associated with your transaction;

c.
Expand to provide a discussion of the tabular presentation on page 72 to address how the board used this information in making its decision.  For example, explain the analysis and conclusions associated with it in greater detail;

d.
Explain why it was appropriate to assume the transaction in calculating Windrace’s implied market capitalization, as opposed to applying the price/earnings multiples from the peer groups to Windrace’s data to value the target as a standalone entity;

e.
Revise to state whether the board specifically determined a value or range of values associated with the Windrace business prior to the board meeting and, if so, state the values and compare them against the total consideration being paid; and,

f.	Disclose the bottom up projections and analysis used to assess the 2011 earnings target.

John Reynolds, Esq.
September 16, 2009

Please advise or revise.

10.
We have revised the discussion on pages 71-76 of Amendment No. 3 to provide the information requested.  As part of the revisions, we have clarified that the Board reviewed both the pro forma and the stand alone value of Windrace based on the proposed consideration and found in both instances that the resulting valuation using both methodologies represented a discount from the imputed valuation derived from comparable public company valuations.  The Company believes that this valuation methodology is consistent with industry practice.  With respect to comment 10.e, the Board did not determine a range of values for Windrace prior to the Board meeting to approve the Acquisition.  As noted in the Board meeting discussion in Amendment No. 3, the Board did consider a range of valuations at the Board meeting approving the Acquisition and found the consideration fair and in the best interest of the stockholders in the context of that range.

Principal Terms of the NH Investment Agreement, page 82

Staff Comment 11:  Please revise your discussion of the conditions precedent to the closing of the NH investment agreement to clarify, if true, that the reference to “the Purchase Agreement having become unconditional in all respects” refers to Exceed’s purchase of Windrace and includes the shareholder vote to approve the transaction.  Also, given the importance of this condition, please revise to make this the first item in your list.

11.
The reference to “the Purchase Agreement having become unconditional in all respects” does in fact mean that all the conditions as set out in Clause 3.1 of the Purchase Agreement relating to Exceed’s purchase of Windrace have been fulfilled which include, among others, the shareholders’ vote to approve the Acquisition.  We have revised this condition and made it become the first item in the list of conditions at page 86 of Amendment No. 3 as requested.

Staff Comment 12:  Please revise your discussion under “Affiliations of Wisetech and Windrace” to address Dr. Yu’s economic interests in these transactions.  Also, clarify whether he is the only “authorized signatory” for Wisetech and Windtech.

12.
We have revised the discussion on page 87 of Amendment No. 3 to address Dr. Yu’s economic interests in the transactions and to clarify that Dr. Yu is not the only “authorized signatory” for Wisetech and Windtech.

Staff Comment 13:  We do not understand your page 85 statement that “the fourth board seat to be occupied by 2020 under the NH Investment Agreement is in fact indirectly controlled by Mr. Lin as he controls the board of Exceed as the successor to 2020.”  Please revise to clarify.

13.
The parties have since agreed in principal that 2020 International Capital Group Limited will have the right to designate that director.  We have revised the discussion on page 88 of Amendment No. 3 accordingly.

John Reynolds, Esq.
September 16, 2009

Staff Comment 14:  We do not believe that the company has responded entirely to our prior comment 58.  Accordingly, we partially reissue.  Please:

a.	Clarify in your comment letter response the consideration given to the tender offer rules and Section 13D of the Exchange Act.

14.
As noted in the prior response, the warrant purchases contemplated by the Investment Agreement would not commence until after the closing of the Acquisition.  Under the terms of the agreement with Elevatech, the purchases cannot commence until the outstanding Windrace preferred shares are redeemed.  When the purchases commence, Windrace is not obligated to use any particular manner of purchase to satisfy its obligations under the Investment Agreement with Windtech and Wisetech.  It may attempt to purchase the warrants in individually negotiated transactions with a limited number of sophisticated investors which would likely be outside the scope of the tender offer rules.  To the extent  that Windrace elected to make purchases in the public markets, such purchases may lack sufficient indicia of tender offers to warrant being deemed as tender offers, including not buying warrants at a premium, no minimum purchase amount, leaving the offer open for a reasonable period of time given that Windrace would have roughly six months to purchase the warrants, which would far exceed the minimum requirements for keeping an offer open under the tender offer rules and not placing undue pressure on warrant holders to sell.

In addition, there has been a substantial increase in the market price of the warrants since the Commission’s initial comment, and the warrants are now trading well above the $1.00 ceiling on the obligation to attempt to purchase warrants contained in the Investment Agreement with Windtech and Wisetech.  To the extent that the market price falls to around $1.00, the maximum $2,500,000 purchase would only buy about 30% of the outstanding public warrants rather than the “all or substantially all” of the warrants that it was possible back to purchase when the warrant price was around $0.25 per warrant.

To the extent that Company determined that a public purchase of the warrants would require compliance with the tender offer rules, the Company will take the appropriate steps to so comply.

Material United States Federal Income Tax Considerations, page 96

Staff Comment 15:  We do not believe that the company has responded entirely to prior comment 30.  Accordingly, we reissue in part.  Please revise to identify counsel’s opinion on each material tax conclusion.

15.	We have revised the tax discussion on page 99 of Amendment No. 3 to provide the additional information requested.

John Reynolds, Esq.
September 16, 2009

Staff Comment 16:  We do not believe that the company has responded to entirely to prior comment 31.  Accordingly, we reissue.  As you appear uncertain about whether the transaction would qualify as a reorganization under Section 368, please revise to more prominently discuss this uncertainty and explain consequences to investors if the transaction is not treated as a reorganization.  Also, revise to briefly reference this discussion in your Summary.

16.	We have revised the tax discussion on pages 100 and 101 of Amendment No. 3 to provide the additional information requested. We have also added a reference to this discussion in the Summary on page 21.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 133

Staff Comment 17:  Your detailed expense breakout on page 144 references SPAC related expenses.  Please advise us what these expenses are.

17.
The SPAC-related expenses represented audit fees for the audits of the Windrace financial statements as December 31, 2006, 2007 and 2008 of RMB3.5 million and legal service fees of RMB0.4 million.  In the interests of clarity, we have also changed the references to “SPAC related expenses” on pages 68 and 147 of Amendment No. 3 to “Acquisition related expenses.”

Beneficial Ownership of Securities, page 190

Staff Comment 18:  Please revise your tabular presentations of security ownership following the acquisition to indicate whether Dr. Yu has voting or dispositive control over the shares held by Wistech and/or Windtech.  If he does not, indicate who does.  Also clarify whether these funds operate as a group within the meaning of the federal securities laws.

18.	We have revised the disclosure on pages 197 and 198 of Amendment No. 3 to provide the additional information requested.

Windrace International Company Limited Financial Statements Independent Auditor’s Report, F-35

Staff Comment 19:  It appears that your independent accountant’s report was revised to remove reference to the statement of comprehensive income.  Please provide us with an explanation for this revision or advise your independent accountant to revise their report to provide assurance on each of your financial statements.

19.
The change reflected in Amendment No. 2 was an inadvertent one, and did not represent a change in the independent auditor’s original report.  The version of the report filed on page F-35 of Amendment No. 3 has been corrected to conform the report with the version

John Reynolds, Esq.
September 16, 2009

filed with Amendment No. 1, including the reference to the statement of comprehensive income.

Notes to Financial Statements General

Staff Comment 20:  It appears that the footnote regarding segment information was removed from your amended filing.  Please revise or tell us why this disclosure was removed.

20.
The deletion of the footnote regarding segment information in Amendment No. 2 was inadvertent. We have revised the disclosure to restore the segment information as footnote 4 on page F-55 of Amendment No. 3.

12 — Prepaid Land Lease Payments, F-62

Staff Comment 21:  We note your response to our prior comment 53.  As your response did not fully address our comment, it is being partially re-issued.  Please tell us how management’s impairment assessment was affected by the possibility that the local government will repossess a parcel of land held for use by XD Long Fujian.

21.
On May 14, 2008, XDLong Fujian applied to the relevant local government agency for the approval to postpone construction on the land in question. The local government agency has verbally confirmed that the local government does not intend to repossess the parcel of land held for use by XDLong Fujian, or otherwise cancel the underlying contract. Management of Windrace has concluded that the possibility of incurring an impairment in value or loss of land use is remote.  Management based its conclusion on the fact that the local government has been advised that Windrace intends to commence construction on the parcel of land and that local government officials have provided verbal assurances that they do not intend to take punitive action for Windrace’s failure to commence construction.  Management believes that the local government has incentives for encouraging the construction project due to the potential economic benefits to the area, consistent with the goals of the local government.  We have revised the disclosure on note 13 to the financial statements on pages F-62 and F-63 of Amendment No. 3 accordingly.

Exhibits

Staff Comment 22:  Pursuant to Item 601(b)(2) of Regulation S-K, please file a list briefly identifying the contents of all omitted schedules or similar supplements.  See prior comment 56.

22.	We have provided the list requested on page II-6 of Amendment No. 3.

John Reynolds, Esq.
September 16, 2009

Schedule 13D, September 4, 2009

Staff Comment 23:  We note that Keywise Capital Management has reported the purchase of 632,000 shares or approximately 6% of your shares.  Please advise us of any relationship between this entity and any entity or person involved in your July 27, 2009 investment agreement.  Also, advise us of any contacts the company, its board or management, or any party to the merger agreement, has had with Keywise Capital Management related to these purchases and or its voting intentions.  Revise the disclosure throughout your document accordingly.

23.
There is no connection between Keywise and any person involved in the July 27, 2009 investment agreement.  Members of management initially met representatives of Keywise during an investor presentation made by the Company.  Keywise has indicated to management that they intend to vote any shares they acquire in favor of the Company’s acquisition of Windrace.  The Company has not offered Keywise any inducements to acquire shares of the Company’s common stock or to vote any such shares in favor of the Company’s acquisition of Windrace.  The Company has also advised Keywise of its reporting obligations under the federal securities laws with respect to its purchases of the Company’s common stock and has offered its assistance to facilitate any required filings.  We have provided disclosure as appropriate in Amendment No. 3.

The Company appreciates the Staff’s comments with respect to the Registration Statement and would like to provide any assistance necessary for the Staff to expedite the review process.  Comments or questions regarding this letter may be directed to the undersigned at (312) 460-5613 or by fax to 312-460-7613 or to Mark Katzoff of our office at (617) 946-4887 or by fax to 617-790-5356.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Michel J. Feldman
Michel J. Feldman

MAK:	mto
cc:	G. George Lu
Mark A. Katzoff, Esq.